Exhibit 99.1

Nomad Foods Reiterates Full Year 2023 Guidance
Ahead of Fireside Chat at the Barclays Global Consumer Staples Conference

FELTHAM, England – September 5, 2023 – Nomad Foods Limited (NYSE: NOMD) (the “Company”) will be participating in a fireside chat at the Barclays Global Consumer Staples Conference today, September 5, 2023 at 2:15 p.m. ET. An audio webcast of the fireside chat will be made available on Nomad Foods’ website at http://www.nomadfoods.com. At the conference, the Company is expected to discuss its confidence in the business, including its outlook for the balance of the year.

“We look forward to attending the Barclays conference and highlighting the execution of our stepped-up A&P investment program and believe it will lead to sequential volume and market share improvements in the back half of this year and into 2024.

We are pleased to reiterate our previously provided full-year 2023 guidance. For full-year 2023, management continues to expect Adjusted EPS of €1.54 to €1.57, mid-single-digit organic revenue growth, and Adjusted Free Cash Flow of approximately €250 million. For the third quarter 2023, management expects revenues of €750 to €755 million, Adjusted EBITDA of €127 to €133 million, and Adjusted EPS of €0.37 to €0.39.” said Stéfan Descheemaeker, Chief Executive Officer.

About Nomad Foods
Nomad Foods (NYSE: NOMD) is Europe’s leading frozen food company. The Company’s portfolio of iconic brands, which includes Birds Eye, Findus, iglo, Ledo and Frikom, have been a part of consumers’ meals for generations, standing for great tasting food that is convenient, high quality and nutritious. Nomad Foods is headquartered in the United Kingdom. Additional information may be found at www.nomadfoods.com.

Nomad Foods Contacts
Investor Relations Contact
Anthony Bucalo
Nomad Foods Limited
+1-914-907-8724

Financial Information
Nomad Foods is presenting forecasted adjusted and organic financial information, which is considered non-IFRS financial information. Such information is adjusted primarily for; share based payment expenses and related employer payroll taxes, non-operating M&A related costs, exceptional items and foreign currency translation charges/gains.

Adjusted EBITDA is profit or loss for the period before taxation, net financing costs, depreciation and amortization, adjusted to exclude, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges and other unusual or non-recurring items. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EBITDA provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Adjusted EBITDA should not be considered as an alternative to profit/(loss) for the period, determined in accordance with IFRS, as an indicator of the Company’s operating performance.

Adjusted EPS is defined as basic earnings per share excluding, when they occur, the impacts of exited markets, acquisition purchase price adjustments and exceptional items such as restructuring charges, goodwill and intangible asset impairment charges, as well as certain other items considered unusual or non-recurring in nature. In addition, we exclude other adjustments such as the impact of share based payment expenses and related employer payroll taxes, and non-operating M&A related costs, because we do not believe they are indicative of our normal operating costs, can vary significantly in amount and frequency, and are unrelated to our underlying operating performance. The Company believes Adjusted EPS provides important comparability of underlying operating results, allowing investors and management to assess operating performance on a consistent basis.

Exhibit 99.1
Organic revenue growth/(decline) is an adjusted measurement of our operating results. The comparison takes into consideration only those activities that were in effect during both time periods. Organic revenue growth/(decline) reflects reported revenue adjusted for currency translation and non-comparable trading items such as expansion, acquisitions, disposals, closures, trading day impacts or any other event that artificially impacts the comparability of our results.

Adjustments for currency translation are calculated by translating data of the current and comparative periods using a budget foreign exchange rate that is set once a year as part of the Company's internal annual forecast process.

Adjusted Free Cash Flow – Adjusted free cash flow is the amount of cash generated from operating activities before cash flows related to exceptional items (as described above), non-operating M&A related costs and working capital movements on employer taxes associated with share based payment awards, but after capital expenditure (on property, plant and equipment and intangible assets), net interest paid, proceeds/(payments) on settlement of derivatives where hedge accounting is not applied and payments of lease liabilities. Adjusted free cash flow reflects cash flows that could be used for payment of dividends, repayment of debt or to fund acquisitions or other strategic objectives.

Adjusted and organic non-IFRS financial information should be read in conjunction with the historical financial statements of the Company previously filed with the SEC.

Nomad Foods believe its non-IFRS financial measures provide an important additional measure with which to monitor and evaluate the Company’s ongoing financial results, as well as to reflect its acquisitions. Nomad Foods’ calculation of these financial measures may be different from the calculations used by other companies and comparability may therefore be limited. The adjusted and organic financial information presented herein is based upon certain assumptions that Nomad Foods believes to be reasonable and is presented for informational purposes only and is not necessarily indicative of any anticipated financial position or future results of operations that the Company will experience. You should not consider the Company’s non-IFRS financial measures an alternative or substitute for the Company’s reported results and are cautioned not to place undue reliance on these results and information as they may not be representative of our actual or future results as a company.

Forward-Looking Statements

Forward-Looking Statements and Disclaimers

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things: future operating and financial performance, including with respect to Adjusted EPS, organic revenue growth and Adjusted Free Cash Flow for full year 2023 and revenue, Adjusted EBITDA and Adjusted EPS for the third quarter 2023, and volume and market share improvements for 2023 and beyond. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of the Company. These forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond the Company’s control. Actual results could differ materially from those stated or implied in these forward-looking statements due to a number of factors, including but not limited to, risks detailed in the sections entitled “Risk Factors” and elsewhere in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission, as well as in the Company’s Current Reports on Form 6-K. The forward-looking statements included in this press release should not be unduly relied upon, represent the Company’s views only as of the date of this press release and do not represent the Company’s views as of any subsequent date. The Company undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, changes in the Company’s expectations or otherwise, except as required by law.